Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited interim condensed consolidated financial statements, including the notes thereto, for the six months ended June 30, 2026 and 2025, respectively, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our “ITEM 5. Operating and financial review and prospects” and our audited consolidated financial statements for fiscal year 2025, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 20, 2026. In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “ITEM 3. Key Information––Risk factors” in the annual report and risks described in our subsequent SEC filings.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx’s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor. InflaRx is focusing the development of izicopan toward the treatment of AAV and additional renal diseases. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

Anti-C5aR inhibitor izicopan

To explore the full potential of our anti-C5a/C5aR technologies, we are clinically developing our lead product candidate, izicopan, which is an orally administered, small-molecule inhibitor of C5aR1, for the treatment of ANCA-associated vasculitis, or AAV, a life-threatening kidney disorder, and additional renal diseases. Based on its mode of action and encouraging preclinical and clinical data generated to date, we believe izicopan is a promising product candidate for further development in several disease areas of inflammation, where orally available therapeutics are not available or do not meet the medical need.

Izicopan has shown potential for differentiated characteristics compared to the only marketed C5aR inhibitor, avacopan, in pre-clinical studies and in clinical pharmacology studies. Izicopan has demonstrated higher plasma exposure in animals, including non-human primates, and humans. Izicopan is also characterized by an improved inhibitory activity in a hamster neutropenia model compared to avacopan and in our completed pharmacodynamic Phase 1 studies. As announced in April 2026, in vitro findings demonstrate that izicopan does not exhibit time-dependent inhibition of CYP3A4, an important indicator for the risk for drug-drug interactions and liver toxicity. Pre-clinical data have also demonstrated lower reactive metabolite formation of izicopan in human liver microsomes versus the marketed comparator, avacopan. In addition, izicopan demonstrated potential for anti-inflammatory therapeutic effects in several preclinical disease models. In January 2024, InflaRx announced positive results of a single and multiple ascending dose study with izicopan in healthy volunteers. In November 2025, positive data from a Phase 2a clinical study in HS and CSU patients were reported.

Izicopan for the treatment of AAV and renal disease

On May 6, 2026, concurrent with the pricing of a $150 million underwritten offering of ordinary shares, InflaRx announced it intends to develop izicopan in AAV. Phase 2 trial planning for izicopan in AAV continues as planned, with trial initiation anticipated by late 2026 or early 2027, as previously disclosed. Following the recommendation by the EMA’s Committee for Medicinal Products for Human Use (CHMP) to revoke the marketing authorization for avacopan (trade name Tavneos®) in the European Union, the Company is assessing the feasibility of broadening the development and registrational strategy for AAV in Europe and intends to engage with the EMA regarding both vilobelimab and izicopan as part of its overall development goal to determine the most efficient development pathway to bring the C5a/C5aR inhibition mechanism to patients.

In addition, the Company announced its goal of establishing proof of concept for izicopan across a broader range of complement-mediated life-threatening kidney diseases, including atypical hemolytic uremic syndrome (aHUS), IgA nephropathy (IgAN) and C3 glomerulopathy (C3G).

Izicopan for the treatment of HS and CSU

In a Phase 2a study, izicopan appeared highly active in HS, with improvements in efficacy measures largely differentiated from historically reported placebo response rates, and in line with reported improvements at the 4-week time point for therapies which have successfully completed Phase 3 trials or received approval. Overall, the data suggest an emerging biologic-like clinical profile, with rapid, consistent and significant reductions in all lesion counts, total inflammatory burden (TIB), and patient reported outcomes (in particular NRS30 Skin Pain). InflaRx has largely concluded interactions with FDA regarding an optimized clinical development program for izicopan in HS, and believes a viable path forward exists. The Company believes HS remains a significant opportunity for izicopan, with a market potential that could exceed $1.5 billion per year, with further development currently envisioned only in collaboration with a partner.

In a Phase 2a study, izicopan appeared to demonstrate encouraging activity in CSU, suggesting activity not only differentiated from reported historical placebo rates, but potentially within the range of currently approved therapies. These data further indicate that response rates may deepen with longer-term treatment. InflaRx anticipates that further development in CSU would be conducted only in collaboration with a partner.

Anti-C5a antibody vilobelimab

Vilobelimab, is a novel, intravenously delivered, first-in-class monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We have been developing vilobelimab in a wide array of complement-mediated diseases with significant unmet medical need.

Vilobelimab and anti-C5a therapy for the treatment of AAV

On June 30, 2026 InflaRx announced it is assessing the feasibility of broadening its development and registrational strategy for AAV in Europe. The Company initiated this assessment given the recommendation of the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) to revoke the marketing authorization for Tavneos in the European Union, announced on June 26, 2026. The Company announced it intends to engage with EMA regarding both its anti-C5a antibody vilobelimab, which is approved under exceptional circumstances as GOHIBIC in Europe for SARS-CoV-2-induced acute respiratory distress syndrome, and its next-generation oral C5aR inhibitor izicopan. This will be part of the Company’s overall development goal to determine the most efficient development pathway to bring the C5a/C5aR inhibition mechanism to patients.

A growing body of clinical data supporting the utility and safety of anti-C5a therapy in AAV has emerged in recent years. Vilobelimab has been evaluated in two controlled Phase 2 AAV studies, the European IXCHANGE trial (NCT03895801) and the U.S. IXPLORE trial (NCT03712345). In IXCHANGE, which tested vilobelimab as a replacement for glucocorticoids on a background of standard-of-care rituximab or cyclophosphamide, clinical response and remission rates with vilobelimab were comparable to those achieved with standard-dose glucocorticoids, while cumulative glucocorticoid exposure and glucocorticoid-related toxicity were substantially lower in vilobelimab-treated patients. In IXPLORE, vilobelimab added to standard of care was well tolerated without signals of safety concerns. Across both IXCHANGE and IXPLORE, vilobelimab demonstrated a favorable safety and tolerability profile, with IXCHANGE supporting its potential to induce remission while markedly reducing the glucocorticoid burden. In addition, under a license agreement where it holds development and commercialization rights in China, our collaborator Staidson has generated promising AAV data with BDB-001, an anti-C5a antibody produced using the vilobelimab cell line. The multicenter, randomized, open-label, parallel-controlled Phase 1/2 clinical trial by Staidson demonstrated that BDB-001 injection combined with reduced-dose glucocorticoids or without glucocorticoids achieved comparable partial response rates and numerically higher complete response rates at 12 weeks of treatment compared with standard of care using the Birmingham vasculitis score (BVAS). After successful completion of this Phase 1/2 study, Staidson initiated a Phase 3 trial in China in 2025, which is ongoing.

Vilobelimab for the treatment of severe COVID-19

Based on a successfully completed Phase 3 trial demonstrating a 24% reduction in all-cause mortality, in April 2023, InflaRx was granted an EUA by the FDA for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients with vilobelimab. In January 2025, InflaRx also obtained a marketing authorization under exceptional circumstances, from the European Commission for the treatment of adult patients with SARS-CoV-2-induced ARDS, who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation, or IMV, with or without extracorporeal membrane oxygenation, or ECMO. The product has been introduced into the pharmaceutical market in the United States under the tradename GOHIBIC; and is commercially available for ordering by hospitals. However, in December 2025 InflaRx discontinued its active sales activities, while keeping the product available for ordering. Vilobelimab is also being evaluated in a Phase 2 clinical platform study in broader ARDS, funded by the Biomedical Advanced Research and Development Authority, or BARDA. As of June 30, 2026 we received notice from the FDA regarding termination of the EUA for GOHIBIC. The termination of the EUA will be effective 12 months from the date of publication of the Federal Register notice, i.e., July 1, 2027.

Anti-C5a antibody IFX002

We are developing IFX002 for the treatment of chronic inflammatory diseases. IFX002 is a highly potent anti-C5a antibody, which binds to the same domain of the C5a protein as vilobelimab, but which has a higher humanization grade and altered pharmacokinetic properties compared to vilobelimab. IFX002 is currently in preclinical development. We consider IFX002 to be a life-cycle management product to vilobelimab, given the long remaining patent life of IFX002.

Financial highlights

In May 2026, the Company completed an underwritten registered direct offering of 75,000,000 ordinary shares at an offering price of $2.00 per ordinary share. Net proceeds from the offering were €119.3 million ($140.4 million).

As of June 30, 2026, we had available funds amounting to €158.4 million, composed of €146.6 million in cash and cash equivalents and €11.8 million in marketable securities. Of the €146.6 million cash and cash equivalents, €33.1 million are held in euros and €113.4 million are held in U.S. dollars. Marketable securities held in U.S. dollars have a nominal value of $13.5 million (€11.8 million). We believe that our current funds on hand will be sufficient to fund our planned operations into the end of 2029.

On May 6, 2026, concurrent with the pricing of a $150 million underwritten offering of ordinary shares, InflaRx announced it intends to develop izicopan in AAV. Phase 2 planning for izicopan in AAV continues as planned and uninterrupted across multiple geographies, with trial initiation anticipated by late 2026 or early 2027, as previously disclosed. The Company is assessing the feasibility of multiple development approaches, including the potential for an expedited path to the market in both the United States and Europe, in an effort to best address the evolving regulatory environment surrounding the currently approved comparator, avacopan. In addition, the Company announced its goal of establishing rapid proof of concept for izicopan across a broader range of complement-mediated life-threatening kidney diseases, including atypical hemolytic uremic syndrome (aHUS), IgA nephropathy (IgAN) and C3 glomerulopathy (C3G).

We anticipate that our expenses might increase if and as we:

•	continue research, preclinical and clinical development efforts, as applicable, for any existing and future product candidates, including izicopan, vilobelimab and IFX002;

•	actively seek to identify additional research programs and additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•
establish and expand sales, marketing, distribution and other commercial infrastructure now and in the future to commercialize various products for which we may obtain marketing authorization or approval, if any;

•	require the scale-up and validation of the manufacturing process and the manufacturing of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for izicopan, vilobelimab, IFX002, and other pipeline products;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as commercial, marketing, clinical, quality control and scientific personnel; and

•
add operational, financial and management information systems and personnel, including personnel to support our product development as well as commercialization and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain full marketing authorization or approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of izicopan, vilobelimab, and any other product candidates, obtaining marketing authorization or approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing authorization or approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenue that is large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. In order to succeed, we will need to transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop izicopan, vilobelimab, IFX002  or any additional product candidates.

Our failure to become and remain profitable could depress the market price of our ordinary shares and could impair our ability to raise capital, pay dividends, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

Research and development expenses

Research and development expenses have consisted principally of:

•
expenses incurred under agreements with CROs, contract manufacturing organizations, or CDMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

•	professional fees for lawyers related to the protection and maintenance of our intellectual property.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as status of patient enrollment or clinical site activations for measuring services received and efforts expended. Research and development activities are central to our business model.

Our research and development expenses primarily relate to the following key programs:

•
Izicopan. We are developing izicopan, a product candidate that targets C5aR. We expect to incur additional costs by advancing the clinical and non-clinical development of izicopan. Specifically, we expect to incur expenses during Phase 2 development in AAV and for proof-of-concept studies in additional renal indications. We plan to continue targeting izicopan for complement-mediated, chronic autoimmune and inflammatory conditions where an oral low molecular weight compound might have advantages or is needed for patients and where oral delivery is the medically preferred route of administration.

•
Vilobelimab. Our expenses associated with vilobelimab have decreased significantly as a result of the January 2026 restructuring and the previous termination of our Phase 3 study in PG. We expect vilobelimab-related expenses to continue to decrease in 2026 compared to 2025. However, we will still incur costs associated with the ongoing participation in the BARDA-sponsored Phase 2 clinical platform study in broader ARDS, maintaining our manufacturing infrastructure for GOHIBIC (vilobelimab) in compliance with regulatory standards, and continued FDA discussions regarding a potential BLA for full approval of GOHIBIC (vilobelimab). We are also assessing the feasibility of broadening the development and registrational strategy of vilobelimab for AAV.  Any  additional future clinical development activities in PG or other indications would likely be conducted only in collaboration with a partner.

•
IFX002. We are developing IFX002 for the treatment of chronic inflammatory indications. IFX002 is a highly potent anti-complement C5a antibody with a higher humanization grade and altered PK properties compared to vilobelimab and is currently in pre-clinical development. Expenses for this program mainly consist of salaries, costs for preclinical testing conducted by CROs and costs to produce preclinical material.

•
Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

General and administrative expenses

Our general and administrative expenses consist principally of:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization;

•	professional fees for auditors and consulting expenses not related to research and development activities;

•	professional fees for lawyers not related to the filing, prosecution, protection and maintenance of our intellectual property;

•	insurance expenses including directors and officers liability insurance premiums; and

•	cost of facilities, travel, communication and office expenses.

Results of operations

The information below was derived from our unaudited interim condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these unaudited interim condensed consolidated financial statements and our Annual Report.

Comparison of the three months ended June 30, 2026 and 2025

	three months ended June 30,
	2026	2025	Change
	(in €)
Revenues	—	39,432	(39,432)
Cost of sales	—	(2,399,583)	2,399,583
Gross profit	—	(2,360,151)	2,360,151
Operating expenses
Sales and marketing expenses	(30,175)	(1,013,347)	983,172
Research and development expenses	(4,739,126)	(7,202,942)	2,463,816
General and administrative expenses	(2,548,319)	(3,279,485)	731,166
Total operating expenses	(7,317,619)	(11,495,775)	4,178,155
Other income	266,574	937,938	(671,364)
Other expenses	—	—	—
Operating result	(7,051,045)	(12,917,988)	5,866,943
Finance income	770,661	522,221	248,440
Finance expenses	(14,643)	(3,355)	(11,288)
Foreign exchange result	3,558,919	(2,869,983)	6,428,902
Other financial result	(7,912,375)	852,834	(8,765,208)
Income taxes	—	—	—
Income (loss) for the period	(10,648,484)	(14,416,271)	3,767,788
Exchange differences on translation of foreign currency	(19,274)	(113,604)	94,330
Total comprehensive income (loss)	(10,667,758)	(14,529,876)	3,862,118

Revenues

For the three months ended June 30, 2026, we did not generate any revenue (three months ended June 30, 2025: €39.4 thousand). This is attributable to the discontinuation of GOHIBIC (vilobelimab) sales activities in the United States in December 2025.

Cost of sales

	three months ended June 30,
	2026	2025	Change
	(in €)
Cost of sales	—	2,399,583	(2,399,583)
Total	—	2,399,583	(2,399,583)

We incurred no cost of sales in the three months ended June 30, 2026 due to the discontinuation of our sales activities in December 2025.

Our cost of sales during the three months ended June 30, 2025 amounted to €2.4 million primarily due to write-downs of unfinished goods on hand exceeding quantities expected to be sold prior to expiry.

Sales and marketing expenses

	three months ended June 30,
	2026	2025	Change
	(in €)
Third-party expenses	54,440	13,132	41,308
Marketing expenses	—	463,187	(463,187)
Personnel expenses	(995)	382,451	(383,446)
Legal and consulting fees	(24,732)	105,602	(130,334)
Other expenses	1,462	48,976	(47,514)
Total sales and marketing expenses	30,175	1,013,347	(983,172)

Our sales and marketing expenses incurred for the three months ended June 30, 2026 decreased compared to the three months ended June 30, 2025 by €1.0 million. This decrease is primarily attributable to the discontinuation of our sales activities at the end of 2025.

The expenses of €30.2 thousand during the three months ended June 30, 2026, relate to processing costs associated with closing down sales operations.

Research and development expenses

	three months ended June 30,
	2026	2025	Change
	(in €)
Third-party expenses	2,337,708	4,396,815	(2,059,107)
thereof vilobelimab	422,119	875,503	(453,384)
thereof izicopan	1,915,590	3,452,004	(1,536,414)
thereof non-allocated	—	69,308	(69,308)
Personnel expenses	1,989,072	2,292,612	(303,540)
Other expenses	412,345	513,515	(101,169)
thereof vilobelimab	89,112	201,581	(112,469)
thereof izicopan	239,816	66,657	173,159
thereof non-allocated	83,419	245,277	(161,858)
Total research and development expenses	4,739,126	7,202,942	(2,463,816)

Our research and development expenses incurred for the three months ended June 30, 2026 decreased by €2.5 million to €4.7 million compared to the three months ended June 30, 2025. This decrease is primarily due to lower third-party expenses for external services for the Group’s research and development projects, as well as lower personnel expenses due to reduced share-based payment expenses. The year-over-year decrease in third-party expenses primarily reflects that, during the three months ended June 30, 2025, a wind-down provision following the discontinuation of our PG program in May 2025 was recognized.

The decrease in expenses for vilobelimab is mainly due to the prioritization of our resources on izicopan going forward.

General and administrative expenses

	three months ended June 30,
	2026	2025	Change
	(in €)
Personnel expenses	1,383,885	1,657,678	(273,793)
Legal, consulting and audit fees	515,423	811,167	(295,744)
Other expenses	649,011	810,641	(161,630)
Total general and administrative expenses	2,548,319	3,279,485	(731,166)

Our general and administrative expenses incurred for the three months ended June 30, 2026 decreased by €0.7 million to €2.5 million compared to the three months ended June 30, 2025. This decrease is primarily due to lower personnel expenses, including reduced share-based payment expenses and lower legal and consulting fees.

Other income

	three months ended June 30,
	2026	2025	Change
	(in €)
Other income from government grants and research allowances	264,465	919,150	(654,685)
Further other income	2,109	18,788	(16,679)
Total other income	266,574	937,938	(671,364)

Our other income for the three months ended June 30, 2026 decreased by €0.7 million compared to the three months ended June 30, 2025 and primarily consists of research allowances under the “Forschungszulagengesetz” (Research Allowance Act) for the three months ended June 30, 2026.

Net financial result

	three months ended June 30,
	2026	2025	Change
	(in €)
Interest income	770,661	522,221	248,440
Interest expenses	(105)	(323)	218
Interest on lease liabilities	(14,538)	(3,032)	(11,506)
Financial Result	756,017	518,866	237,152

Foreign exchange income	4,510,209	1,892,850	2,617,359
Foreign exchange expense	(951,290)	(4,762,833)	3,811,543
Foreign exchange result	3,558,919	(2,869,983)	6,428,902

Result from the revaluation of pre-funded warrants at fair value	(7,912,375)	852,834	(8,765,208)
Other financial result	(7,912,375)	852,834	(8,765,208)
Net financial result	(3,597,439)	(1,498,284)	(2,099,155)

For the  three months ended June 30, 2026, our net financial result decreased by €2.1 million to a loss of €3.6 million from a loss of €1.5 million for the three months ended June 30, 2025. This decrease is mainly attributable to the fair value remeasurement of pre-funded warrants issued in February 2025 in the amount of €7.9 million. In addition, foreign exchange results improved by €6.4 million, driven by the depreciation of the euro against the U.S. dollar.

18.	Comparison of the six months ended June 30, 2026 and 2025

	six months ended June 30,
	2026	2025	Change
	(in €)
Revenues	—	39,432	(39,432)
Cost of sales	—	(2,408,874)	2,408,874
Gross profit	—	(2,369,442)	2,369,442
Operating expenses
Sales and marketing expenses	(138,247)	(2,471,326)	2,333,078
Research and development expenses	(8,909,671)	(14,219,279)	5,309,607
General and administrative expenses	(5,725,763)	(8,342,090)	2,616,327
Total operating expenses	(14,773,681)	(25,032,694)	10,259,013
Other income	514,552	1,479,035	(964,483)
Other expenses	(66)	(26)	(40)
Operating result	(14,259,195)	(25,923,127)	11,663,931
Finance income	1,105,429	1,015,985	89,444
Finance expenses	(29,452)	(7,441)	(22,011)
Foreign exchange result	4,051,301	(4,778,812)	8,830,113
Other financial result	(7,109,214)	6,963,097	(14,072,312)
Income taxes	—	—	—
Income (loss) for the period	(16,241,132)	(22,730,298)	6,489,166
Exchange differences on translation of foreign currency	(34,301)	(264,271)	229,970
Total comprehensive income (loss)	(16,275,433)	(22,994,569)	6,719,136

Revenues

	six months ended June 30,
	2026	2025	Change
	(in €)
Revenues	—	39,432	(39,432)
Total	—	39,432	(39,432)

For the six months ended June 30, 2026, we did not generate any revenues from product sales of GOHIBIC (vilobelimab) compared to revenues in the amount of €39 thousand from product sales of GOHIBIC (vilobelimab) in the six months ended June 30, 2025. For 2026, this is attributable to the discontinuation of GOHIBIC (vilobelimab) sales activities in the United States in December 2025.

Revenues reported in the six months ended June 30, 2025 are sales to end customers (hospitals). All revenues are attributed to sales made in the United States.

Cost of sales

	six months ended June 30,
	2026	2025	Change
	(in €)
Cost of sales	—	2,408,874	(2,408,874)
Total	—	2,408,874	(2,408,874)

Our cost of sales during the six months ended June 30, 2026 amounted to €0.0 million, attributable to the discontinuation of our sales activities in December 2025.

Our cost of sales during the six months ended June 30, 2025 amounted to €2.4 million primarily due to write-downs of unfinished goods on hand exceeding quantities expected to be sold prior to expiry.

Sales and marketing expenses

	six months ended June 30,
	2026	2025	Change
	(in €)
Third-party expenses	91,051	220,943	(129,892)
Marketing expenses	3,082	668,265	(665,183)
Personnel expenses	53,251	1,026,667	(973,416)
Legal and consulting fees	(14,577)	366,934	(381,511)
Other expenses	5,440	188,517	(183,076)
Total sales and marketing expenses	138,247	2,471,326	(2,333,078)

Our sales and marketing expenses incurred for the six months ended June 30, 2026 decreased by €2.3 million compared to the six months ended June 30, 2025 to €0.1 million. This decrease is primarily attributable to the discontinuation of our sales activities at the end of 2025.

Research and development expenses

	six months ended June 30,
	2026	2025	Change
	(in €)
Third-party expenses	4,223,665	8,365,860	(4,142,195)
thereof vilobelimab	883,678	2,435,412	(1,551,734)
thereof izicopan	3,249,664	5,792,569	(2,542,905)
thereof non-allocated	90,323	137,879	(47,556)
Personnel expenses	3,953,456	4,971,270	(1,017,814)
Other expenses	732,550	882,149	(149,599)
thereof vilobelimab	202,933	321,770	(118,837)
thereof izicopan	413,220	113,024	300,196
thereof non-allocated	116,397	447,355	(330,958)
Total research and development expenses	8,909,671	14,219,279	(5,309,607)

Our research and development expenses incurred for the six months ended June 30, 2026 decreased by €5.3 million to €8.9 million compared to the six months ended June 30, 2025. This decrease is primarily due to lower third-party expenses for external services for the Group’s research and development projects, as well as lower personnel expenses due to reduced share-based payment expenses. The year-over-year decrease in third-party expenses primarily reflects that, during the six months ended June 30, 2025, a wind-down provision following the discontinuation of our PG program in May 2025 was recognized.

The decrease in expenses for vilobelimab is mainly due to the prioritization of our resources on izicopan going forward.

General and administrative expenses

	six months ended June 30,
	2026	2025	Change
	(in €)
Personnel expenses	3,212,848	4,286,388	(1,073,540)
Legal, consulting and audit fees	1,103,952	2,420,129	(1,316,177)
Other expenses	1,408,963	1,635,573	(226,610)
Total general and administrative expenses	5,725,763	8,342,090	(2,616,327)

Our general and administrative expenses incurred for the six months ended June 30, 2026 decreased by €2.6 million to €5.7 million, compared to the six months ended June 30, 2025, mainly due to lower legal, consulting and audit expenses of €1.3 million and lower personnel expenses in the amount of €1.1 million.

Other income

	six months ended June 30,
	2026	2025	Change
	(in €)
Other income from government grants and research allowances	509,519	1,452,010	(942,490)
Further other income	5,033	27,026	(21,993)
Total other income	514,552	1,479,035	(964,483)

Our other income for the six months ended June 30, 2026 decreased by €1.0 million compared to the six months ended June 30, 2025. Our other income primarily consists of research allowances under the “Forschungszulagengesetz” (Research Allowance Act) in the six months ended June 30, 2026.

Net financial result

	six months ended June 30,
	2026	2025	Change
	(in €)
Interest income	1,105,429	1,015,985	89,444
Interest expenses	(105)	(766)	661
Interest on lease liabilities	(29,347)	(6,675)	(22,672)
Financial Result	1,075,976	1,008,544	67,433

Foreign exchange income	5,274,991	3,121,858	2,153,132
Foreign exchange expense	(1,223,690)	(7,900,671)	6,676,981
Foreign exchange result	4,051,301	(4,778,812)	8,830,113

Result of expected credit loss adjustment on marketable securities	—	—	—
Result from the revaluation of pre-funded warrants at fair value	(7,109,214)	6,963,097	(14,072,312)
Other financial result	(7,109,214)	6,963,097	(14,072,312)
Net financial result	(1,981,937)	3,192,828	(5,174,766)

For the six months ended June 30, 2026, net financial result decreased by €5.2 million to a loss of €2.0 million from a gain of €3.2 million. This decrease is mainly attributable to fair value remeasurement effects of pre-funded warrants, issued in February 2025 in the amount of  €14.1 million. This effect is partially offset by an €8.8 million improvement in the foreign exchange result.

Liquidity and capital resources

Since inception, we have incurred significant operating losses. For the six months ended June 30, 2026, we incurred a net loss of  €16.2 million. To date, we have financed our operations primarily through the sale of our securities. As of June 30, 2026, we had cash and cash equivalents in the amount of  €146.6 million and financial assets in the amount of €12.2 million, comprised of marketable securities in the amount of €11.8 million and other financial assets amounting to €0.4 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. dollar term deposits as well as EUR and U.S. dollar money market funds.

Cash flows

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2026 and 2025:

	six months ended June 30,
	2026	2025
	(in €)
Net cash used in operating activities	(9,964,225)	(21,568,767)
Net cash from/ (used in) investing activities	18,992,521	(7,250,803)
Net cash from/ (used in) financing activities	119,218,221	26,909,693
Cash and cash equivalents at the beginning of the period	16,022,171	18,375,979
Effect of Exchange gains/ (losses) on cash and cash equivalents	2,299,207	(3,462,651)
Cash and cash equivalents at the end of the period	146,567,894	13,003,451

1.	Net cash from/used in operating activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities decreased to €10.0 million in the six months ended June 30, 2026, from €21.6 million in the six months ended June 30, 2025.

2.	Net cash from/used in investing activities

Net cash from investing activities increased by €26.2 million in the six months ended June 30, 2026, mainly due to higher proceeds from maturity of marketable securities in the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

3.	Net cash from/used in financing activities

Net cash from financing activities increased by €92.3 million in the six months ended June 30, 2026, compared to the six months ended June 30, 2025, due to a public offering of ordinary shares in the six months ended June 30, 2026.

Funding requirements

We believe our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan through 2029.

We anticipate our expenses will decrease this year with regard to our ongoing activities. In particular, we anticipate significantly reduced sales and marketing efforts for GOHIBIC (vilobelimab) in the United States. We plan to continue Phase 2 planning for izicopan in AAV and continue planning for proof-of-concept studies in additional renal diseases, We are also continuing to conduct required non-clinical studies for izicopan and to conduct a PK bridging study in China. We are also exploring the feasibility of expanding our AAV strategy in Europe to incorporate vilobelimab.

As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

If clinical data is supportive, we may seek marketing approval for any product candidates that we successfully develop. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts.

Until such time, if ever, that we can generate substantial meaningful product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, licensing arrangements and government grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as an ordinary shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Money received through government grants may require us to provide our product, if approved by regulatory authorities, at unfavorable conditions in such jurisdictions.

At-the-market program

On June 28, 2024, we entered into a Sales Agreement with Leerink Partners LLC, to sell our ordinary shares from time to time through an at-the-market, or ATM, equity offering program of up to $75.0 million under the 2023 Registration Statement, which expired on July 11, 2026.

We did not issue any ordinary shares under the Sales Agreement in the first six months of 2026.

In 2025, we issued 4,691,149 ordinary shares under the Sales Agreement, resulting in € 6.9 million ($8.0 million) in net proceeds. As of June 30, 2026, before the expiration of the 2023 Registration Statement, the remaining value authorized for sale under the Sales Agreement amounted to $65.7 million. Following expiration of the 2023 Registration Statement on July 11, 2026, no further sales may be made under the 2023 Registration Statement or the related at-the-market prospectus supplement.

For more information as to the risks associated with our future funding needs, see “ITEM 3. Key Information––Risk factors” in our Annual Report.

Underwritten Offering

In May 2026, the Company completed an underwritten registered direct offering of 75,000,000 ordinary shares at an offering price of $2.00 per ordinary share. Net proceeds from the offering were €119.3 million ($140.4 million).

Share Option Exercises

During the six months ended June 30, 2026, 75,362 shares (six months ended June 30, 2025: 0) were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €112.8 thousand ($132.3 thousand) (six months ended June 30, 2025: 0).

Off-balance sheet arrangements

As of June 30, 2026, and during the periods presented, we did not have any off-balance sheet arrangements other than as described under “ITEM 5. Operating and financial review and prospects—off-balance sheet arrangements” in our Annual Report.

Contractual obligations and commitments

We do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources––Contractual obligations and commitments” in the Annual Report.

Quantitative and qualitative disclosures about market risk

During the six months ended June 30, 2026, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk” in the annual report.

Critical judgments and accounting estimates

There have been no material changes to the significant accounting policies and estimates described in “ITEM 5. Operating and Financial Review and Prospects—Critical judgments and accounting estimates” in the annual report.

Critical accounting estimates

There have been no material changes to the significant accounting policies and estimates described in Note B.2. to our consolidated financial statements in the annual report.

Cautionary statement regarding forward-looking statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•
the success of our development and registrational strategy for izicopan’s treatment of AAV and other renal diseases, including aHUS, IgAN, and C3G, including our Phase 2 planning in AAV, our assessment of a broader development and registrational strategy in Europe following the recommendation by the EMA’s Committee for Medicinal Products for Human Use to revoke the marketing authorization for Tavneos (avacopan) in the European Union, and our ability to establish proof of concept for izicopan across such indications;

•	the success of our future clinical trials for vilobelimab’s treatment of debilitating or life-threatening inflammatory indications, including ARDS and AAV;

•	potential strategic transactions or collaborations, including a potential partnership of izicopan or vilobelimab for pyoderma gangrenosum, or PG, HS, CSU or any other indications;

•
the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other product candidates, including for the development of vilobelimab or izicopan in several indications including virally induced ARDS, HS, CSU or others, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways, including our intended engagement with the EMA regarding vilobelimab and izicopan;

•	the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, if approved or authorized for commercial use;

•	our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection;

•
whether the FDA, the EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•
the success of our future clinical trials for vilobelimab, izicopan and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•
our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, izicopan or any other product candidates, if approved or authorized for commercial use;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of any development candidate in the United States and Europe;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved or authorized, any commercial sales;

•	if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory oversight;

•	our ability to comply with enacted and future legislation in seeking marketing approval or authorization and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•
our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry;

•	risks related to our reliance on foreign third-party manufacturers and suppliers, including those located in China; and

•	other risk factors discussed under the “ITEM 3. Key information––Risk factors” section of our Annual Report on Form 20-F.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. Key information––Risk factors” section of our Annual Report and risks described in our subsequent SEC filings for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion or in our Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.